Filed by Paysafe Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foley Trasimene Acquisition Corp. II

SEC File No.: 001-39456

Date: December 7, 2020

Paysafe’s plans to go public

Team member FAQ

What is Paysafe announcing today?

We are announcing that we’ve made the decision to take Paysafe public through a merger agreement with Foley Trasimene Acquisition Corp II (FTAC), a Special Purpose Acquisition Company (SPAC). Through this transaction, which is most likely to complete in the first half of next year, Paysafe will become publicly traded on the New York Stock Exchange under the new symbol “PSFE”.

Who is Foley Trasimene Acquisition Corp. II?

Foley Trasimene Acquisition Corp. II (FTAC) is a Special Purpose Acquisition Company (SPAC) founded and led by Bill Foley, a well-known, and highly successful US investor. It raised $1.3 billion in its initial public offering on August 21, 2020.

What is a SPAC?

A SPAC is a company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Why are we not going to market via a traditional IPO?

Going to market via a SPAC provides us with an equally attractive and potentially faster route to the public markets than a traditional IPO.

The result of making this choice is that today we have announced the largest SPAC common stock, private investment in a public equity (PIPE) fund raise ever and we are going to market with an estimated enterprise value of $9B on completion.

Why did Paysafe decide to enter into this agreement?

We think that the timing is now right for Paysafe to go public again, having spent the last few years as a private company investing in the business, finessing our strategy and further strengthening the team.

We had several options in how we did this but felt this transaction with FTAC was the most attractive opportunity for our shareholders, employees, partners, and customers. The opportunity to partner with Bill Foley via a SPAC process was particularly compelling; it enables us to partner with one of the industry’s true transformation leaders and Bill’s background and experience as an investor is second to none. As many of you will already be aware, he has built a formidable reputation in making sound investment decisions and multiplying the value of well-known financial services and payments businesses, including FIS.

Why did FTAC want to enter an agreement with us?

FTAC saw us as a scarce investment opportunity given our unique two-sided merchant and consumer payments network, combined with our focus on ecommerce and our right to win in targeted, fast-growing verticals such as iGaming. They were also impressed by our stand-out company culture and the strength of our team.

What is the benefit of being a public company?

Becoming a high profile, public company in the fast growing payments sector will not only amplify the Paysafe brand to new audiences, it will also allow us to raise capital in the public market that we can use to pay down debts and deleverage. In turn, this will give us access to financial resources that will enable us to accelerate our organic and inorganic growth plans.

When will Paysafe go public?

We expect the transaction to close in the second quarter of 2021 at which point Paysafe will be publicly traded on the NYSE.

How does this impact Paysafe’s strategy as a company?

This transaction does not change our company vision, strategy, or operational focus, but being public will allow to de-lever and gain access to new financial resources that will help us accelerate our organic growth as well as our M&A strategy.

Will our leadership remain the same?

Yes. Philip McHugh will remain as CEO and continue leading our management team. On closing, there will be changes to our Board of Directors, with Bill Foley joining the Board as well as other new directors. This is still being worked through and we will share more details when we have them.

What about Blackstone and CVC, how do they fit in now?

Blackstone, CVC and other shareholders will continue to remain invested in Paysafe and are very much part of this deal and will continue to have seats on the Board upon close of the transaction.

The fact that Blackstone and CVC have both chosen to remain such significant shareholders in Paysafe is a true testament to the value and potential they see in us.

What does this mean for Paysafe employees?

This transaction signifies a significant milestone in our evolution as a company and is an affirmation of the tremendous focus and hard work of our team members around the work to drive results and put us on a strong growth path. We should all be proud of what we’ve accomplished as a team.

For now, it’s very much business as usual and now, more than ever, we need you to continue serving our customers around the world and focus on our strategic priorities to drive topline and bottom line growth.

So, while this transaction doesn’t change our priorities, being on the path of becoming a publicly traded company does come hand-in-hand with certain financial and business reporting requirements that will require some shifts in team and individual responsibilities. More information will be communicated in the weeks ahead.

There will also be a number of rules we will all need to understand with immediate effect, particularly around share trading and the handling of material, non-public information. It’s important to be aware that we need to be very cautious about what we say externally and we must never comment on the transaction, even to our customers and suppliers, or share any information on Paysafe business performance that is not already in the public domain.

To help with this, we have prepared a new policy on share dealing and external communications that everyone must now read and sign up to. Click here to read it. If there is any part of this you do not understand, please contact our SVP, Corporate & Governance: David.Crowther@Paysafe.com

Will Paysafe employees have an opportunity to purchase stock?

As a public company, we will have new ways to promote alignment among our various stakeholders. We are currently working out the details of these opportunities and look forward to sharing more information with you when available.

Can I invest in FTAC?

No one who works at Paysafe, at any level of seniority, can trade in any securities (stock options, bonds etc.) of Foley Trasimene Acquisition Corp II – the company behind our listing. And you cannot advise family members or friends to trade. This could be considered insider trading and is illegal wherever you live. If found guilty, you can be fined and even incarcerated.

Again, this is clearly explained in our new share dealing and external communications policy here.

This is really exciting news, are we allowed to share via our social media channels?

As mentioned above, there are some strict rules we need to follow including how we must avoid speaking publicly about the SPAC process, and this includes making comments on social media, as well as discussing with friends and family. We need to fully adhere to this to avoid violating SEC rules. Again, this is covered in our new policy on share dealing and external communications which is hosted on Jam.

Please be particularly careful not to chat about this deal on social media as this could result in a violation with serious consequences.

It is ok to ‘like’ or share Paysafe’s official posts without adding your own comments, but if your connections then add comments, you should not respond or engage in the discussion. If someone approaches you with a question and asks for more information, please contact the Kate Aldridge, SVP Corporate Communications and her team: communciations@paysafe.com

To re-cap, the rules around social media are outlined in detail below:

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It is ok for team members to ‘like’ and share the official Paysafe social media post containing the link to the press release on your own social media accounts so long as you don’t add any additional commentary.

•	Please do not add comments directly on Paysafe’s social media posts concerning the announcement or react (including adding a simple ‘like’) to any additional comments added by external parties.

•	If there’s commentary on your own social media accounts about the announcement then provided you don’t add any further commentary, the risk of an issue is low.

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You can share a copy of the press release or a link to the press release by email if there’s no commentary and the accompanying message is just something similar to ‘Please see attached press release’. The exception to this is if you are sending a partner a previously provided, legally approved email on the transaction with the press release link. Please contact Kate.Aldridge@Paysafe.com or the communications team for a legally approved external email template.

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If you are asked for your views by the recipients of any of those emails you should say that unfortunately you cannot comment. If pushed, please contact the communications team who will handle on your behalf.

When will we hear more?

As always, we will keep you updated whenever there is further news to share. For now, thank you for continuing to focus on serving our customers around the world and delivering against our strategic priorities.

Additional Information and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Paysafe Limited, a newly formed exempted limited company incorporated under the laws of Bermuda (“Paysafe”), with the SEC that will include a proxy statement of FTAC that will also constitute a prospectus of Paysafe. FTAC’s shareholders and other interested persons are advised to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about PGHL, FTAC, and the proposed business combination. Such persons can also read FTAC’s Registration Statement on Form S-1 (SEC File No. 333-240285), for a description of the security holdings of FTAC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to shareholders of FTAC as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp. II, 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.

FTAC, PGHL, Paysafe and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FTAC’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of FTAC’s directors and executive officers in FTACs’ Registration Statement on Form S-1 (SEC File No. 333-240285), which was filed with the SEC on August 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FTAC’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available.